UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-25287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tower Financial 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tower Financial Corporation
116 East Berry Street
Fort Wayne, Indiana 46802

REQUIRED INFORMATION

Item 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements have been prepared in accordance with the financial reporting requirements of ERISA.   Such financial statements are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2007

Notes to Financial Statements

(b)	Exhibits

23 - Consent of Crowe Chizek and Company LLC

TOWER FINANCIAL 401(k) PLAN
Fort Wayne, Indiana

FINANCIAL STATEMENTS
December 31, 2007 and 2006

TOWER FINANCIAL 401(k) PLAN
Fort Wayne, Indiana

FINANCIAL STATEMENTS
December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Oversight Committee
Tower Financial 401(k) Plan
Fort Wayne, IN

We have audited the accompanying statements of net assets available for benefits of Tower Financial 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 20, 2008

1.

TOWER FINANCIAL 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS

Investments, at fair value	$3,040,834	$3,177,461

Receivables
Participant Contributions	20,389	18,143
Employer Contribution	2,079	6,776

Total Assets	3,063,302	3,202,380

Net assets, reflecting all investments at fair value	3,063,302	3,202,380

Adjustment from fair value to contract value for fully benefit-responsive contracts	6,829	7,444

NET ASSETS AVAILABLE FOR BENEFITS	$3,070,131	$3,209,824

See accompanying notes to financial statements.

2.

TOWER FINANCIAL 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$(272,841)
Dividend and interest income	141,682
(131,159)

Contributions
Participants’	582,508
Rollover	25,865
Employer’s	202,960
811,333

Total additions	680,174

Deductions from net assets attributed to:
Benefits paid directly to participants or their beneficiaries	787,319
Administrative expenses	32,548
Total deductions	819,867

Net decrease	(139,693)

Net assets available for benefits
Beginning of year	3,209,824

End of year	$3,070,131

See accompanying notes to financial statements.

3.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the “Corporation") and its subsidiaries, Tower Bank & Trust Company and Tower Trust Company.  An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of 3 months of service.

The Plan was adopted March 1, 1999.  Effective November 1, 2005, the Plan adopted a prototype plan sponsored by Principal Financial Group. Terms of the plan are substantially the same to the prior plan. The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2005, the service providers of the Plan changed from MG Trust Co, LLC (Matrix), successor for Matrix Capital Bank Trust Services, and Bisys Retirement Services (Bisys) to The Principal Life Insurance Company (Principal).

Participant Accounts:  Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation’s contributions, and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:  Each year, participants may contribute a specified portion of their pretax annual compensation to the Plan, subject to certain limitations set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Corporation matches up to 50 percent of the first 6 percent contributed by the participant. Additional profit sharing amounts may be contributed at the option of the Corporation’s board of directors. Participants direct the investment of their contributions into various investment options offered by the Plan.  Currently, the Plan offers eighteen funds, including Tower Financial Corporation stock, as investment options for participants.  Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation.  Previously forfeited non-vested accounts are used to reduce the employer matching contributions.  As of December 31, 2007 and 2006, forfeited accounts totaled $1,426 and $9, respectively that are available to reduce employer-matching contributions.

Retirement, Death and Disability:  A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

(Continued)

4.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their account plus earnings thereon is based on years of continuous service.  A participant is 100 percent vested after six years of credited service.

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account.  Distributions are made in cash.

Loan Provisions:  Participants may borrow from their fund accounts up to the lesser of 50% of their vested account balance or $50,000.  The loans are secured by the balance in the participant’s account and bear reasonable interest rates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles, which significantly affect the determination of net assets and changes in net assets, are summarized below.

Accounting Method:  The accounting practices and principles followed by the Plan and the methods of applying those principles conform to U.S. generally accepted accounting principles under the accrual basis.

Investment Valuation and Income Recognition:  The Plan's investments are stated at fair value.  Investments in mutual funds and common stock are determined by quoted market prices.  The fully benefit-responsive investment contract is valued at fair value based upon the surrender value as defined in the investment contract.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract (Note 7).

(Continued)

5.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits: Benefits paid to participants are recorded when paid.

Administrative Expenses:  All expenses of administration may be paid out of the Plan unless paid by the Corporation.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan provides for various investment options including any combination of mutual funds, stocks, and an investment contract.  The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants individual account balances.

Concentration of Credit Risk:  At December 31, 2007 and 2006, approximately 28.04% and 31.12% of the Plan’s investments were invested in Tower Financial Corporation common stock.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  Management does not expect that the adoption of this statement will have a material impact on the Plan’s financial statements.

(Continued)

6.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Corporation on January 1, 2008.  The Corporation did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of termination, participants will become 100 percent vested in their accounts.

NOTE 4 – INVESTMENTS

The following presents investments held by the Plan:

	December 31,
	2007	2006

Mutual Funds
Am Cent Intnl Bond Adv Fund, 2,323 and 965 units, respectively	$33,615	$13,285
Am Fds EuroPacific Grth R4 Fd, 4,849 and 5,041 units, respectively*	243,245	231,798
Calvert Soc Inv Bond A Fund, 10,103 and 14,152 units, respectively*	160,327	223,735
Davis New York Venture R Fund, 7,489 and 11,972 units, respectively*	299,936	461,756
Lord Abbett Small-Cap Bld P Fd, 13,066 and 12,688 units, respectively*	212,588	215,440
Prin Inv LfTm Str Inc Pref Fd, 559 and 453 units, respectively	6,650	5,612

(Continued)

7.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 4 – INVESTMENTS (Continued)

	December 31,
	2007	2006

Prin Inv LifeTime 2010 Pref Fd, 4,188 and 3,255 units, respectively	$53,692	$42,513
Prin Inv LifeTime 2020 Pref Fd, 13,668 and 7,178 units, respectively*	185,616	97,687
Prin Inv LifeTime 2030 Pref Fd, 20,335 and 17,529 units, respectively*	278,593	238,398
Prin Inv LifeTime 2040 Pref fd, 3,532 and 1,564 units, respectively	49,621	21,630
Prin Inv LifeTime 2050 Pref Fd, 2,712 and 1,575 units, respectively	36,944	21,181
Prin Inv MidCap Blend Pref Fd, 8,300 and 7,968 units, respectively	114,620	111,387
Prin Inv Real Est Sec Pfd Fd, 1,802 and 780 units, respectively	28,510	20,151
Prin Inv S&P 400 Inx Pfd Fd, 2,557 and 1,485 units, respectively	37,234	21,636
Prin Inv S&P 500 Idx Pref Fd, 22,339 and 25,408 units, respectively*	231,209	256,880
Prin Inv S&P 600 Idx Pref Fd, 3,275 and 2,076 units, respectively	54,175	37,845
	2,026,575	2,020,934
Other Investments
Tower Financial Corporation common stock, 65,584 and 55,478 shares, respectively*	852,586	988,727
	852,586	988,727
Investments at Contract Value
Prin Fixed Income 401(a)/(k) Group Annuity Contract No. GA 4-41462, 9,736 and 10,952 units (fair value: $129,742 and $141,449), respectively	136,571	148,893

Investments at Estimated Fair Value
Participant Loans	31,931	26,351

	$3,047,663	$3,184,905

* Denotes investment that represents 5 percent or more of the Plan’s net assets in the current year or the prior year.

(Continued)

8.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 4 – INVESTMENTS (Continued)

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2007.

Mutual funds	$7,592
Insurance Contracts	4,413
Tower Financial Corporation common stock	(284,846)

$(272,841)

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  Certain Plan investments as of December 31, 2007 and 2006 were shares of Tower Financial Corporation common stock and shares of mutual funds issued by Princor Financial Services, an affiliate of Principal who performs broker/dealer transactions. Principal was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments.  Participant loans are party-in-interest investments.  The Plan paid for all professional services for the year ended December 31, 2007 totaling $32,548.

During 2007, the Plan purchased 20,984 shares of Tower Financial Corporation common stock at a cost ranging from $12.05 to $18.10 per share.  The Plan sold 10,878 shares of Tower Financial Corporation common stock at a cost ranging from $12.17 to $17.64.  Tower Financial Corporation common stock paid dividends to the Plan totaling $10,392 for 2007.

(Continued)

9.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

At December 31, 2007 and 2006, the Plan held the following party-in-interest investments:

	December 31,
	2007	2006

At quoted market value
Tower Financial Corporation common stock, 65,584 and 55,478 shares, respectively	$852,586	$988,727
Prin Inv LfTm Str Inc Pref Fd, 559 and 453 units, respectively	6,650	5,612
Prin Inv LifeTime 2010 Pref Fd, 4,188 and 3,255 units, respectively	53,692	42,513
Prin Inv LifeTime 2020 Pref Fd, 13,668 and 7,178 units, respectively	185,616	97,687
Prin Inv LifeTime 2030 Pref Fd, 20,335 and 17,529 units, respectively	278,593	238,398
Prin Inv LifeTime 2040 Pref Fd, 3,532 and 1,564 units, respectively	49,621	21,630
Prin Inv LifeTime 2050 Pref Fd, 2,712 and 1,575 units, respectively	36,944	21,181
Prin Inv MidCap Blend Pref Fd, 8,300 and 7,968 units, respectively	114,620	111,387
Prin Inv Real Est Sec Pfd Fd, 1,802 and 780 units, respectively	28,510	20,151
Prin Inv S&P 400 Inx Pfd Fd, 2,557 and 1,485 units, respectively	37,234	21,636
Prin Inv S&P 500 Idx Pref Fd, 22,339 and 25,408 units, respectively	231,209	256,880
Prin Inv S&P 600 Idx Pref Fd, 3,275 and 2,076 units, respectively	54,175	37,845

At contract value
Prin Fixed Income 401(a)/(k), Group Annuity Contract No. GA 4-41462, 9,736 and 10,952 units, respectively	136,571	148,893

At estimated fair value
Loans to participants	31,931	26,351

(Continued)

10.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 6 - TAX STATUS

Effective November 1, 2005, the Plan adopted a prototype plan document sponsored by the Principal Financial Group.  The Internal Revenue Service (IRS) has ruled in a letter dated September 16, 2003, that the prototype plan qualifies under Section 401 of the Internal Revenue Code (IRC) and is therefore, not subject to tax under present income tax law.  The plan administrator believes that the Plan is designed and is being operated in compliance with applicable requirements of the IRC.

NOTE 7 – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds one fully benefit-responsive investment contract with the Principal Life Insurance Company. Principal maintains the contributions in the general account.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value.  Such circumstances include plan termination, premature contract termination initiated by the employer, such as employer-level terminations without a 12-month notice to liquidate which may result in a 5% surrender charge. The contract limits the circumstances under which Principal may terminate the contract.  Examples of circumstances which would allow Principal to terminate the contract include the date when both no current deposit arrangements have been made between the employer and Principal and there are no Guaranteed Interest Funds with a value greater than zero under the contract.

If one of these events were to occur, Principal could terminate the contract at amounts less than contract value.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

(Continued)

11.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 7 – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE  COMPANY (Continued)

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a stated rate of return by the issuer.  Such interest rates are reset every January 1 and July 1.  There is no minimum rate per contract. No limitations apply to employee-initiated transactions. Employer level transactions will be subject to either 12-month advance notice or a 5% surrender charge, whichever the plan sponsor chooses.  The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.  The resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit responsive investment contracts.  If the adjustment is positive, this indicates that the contract value is greater than the fair value.  The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment is negative, this indicates that the contract value is less than the fair value.  The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been.

	2007	2006

Average contract yield:
Based on annualized earnings (1)	3.10%	3.30%
Based on interest rate credited to participants (2)	3.10%	3.30%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

(Continued)

12.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to the Form 5500:

Net assets available for benefits per the financial statements	$3,070,131
Rounding error	1

Net assets available for benefits per the Form 5500	$3,070,132

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2007 per the financial statements to the net decrease in net assets available for benefits per the 2007 Form 5500:

Decrease in net assets available for benefits per the financial statements	$(139,693)
Change due to investments in fully benefit-responsive investment contracts being recorded at fair value in the prior year and at contract value in the current year 5500.	7,444
Rounding error	1

Net decrease in net assets available for benefits per the Form 5500	$(132,248)

13.

SUPPLEMENTAL SCHEDULES

TOWER FINANCIAL 401(k) PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2007

Name of plan sponsor:	Tower Financial Corporation
Employer identification number:	35-2111180
Three-digit plan number:	001

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102		$655

Plus:	Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	351

	Total Delinquent Participant Contributions (line 4a of Schedule H)	1,006

Less:	Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	0

	Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions (1)	$1,006

(1) Of this amount, $351 was remitted on February 20, 2007 and $655 was remitted on May 23, 2007. As of May 24, 2007, the transactions have been fully corrected outside of the VFC Program as earnings on the delinquent participant contributions and loan repayments have been remitted to the Plan.

14.

TOWER FINANCIAL 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of plan sponsor:	Tower Financial Corporation
Employer identification number:	35-2111180
Three-digit plan number:	001

	(b)	(c)		(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

*	Principal Life Insurance Company	Insurance Company General
		PRIN FIXED INCOME 401(A)/(K)
		(Group Annuity Contract No. GA 4-41462)	**	$136,571
	Calvert Funds	Registered Investment Company
		CALVERT SOC INV BOND A FUND	**	160,327
	Davis Funds	Registered Investment Company
		DAVIS NEW YORK VENTURE R FUND	**	299,936
*	Princor Financial Services	Registered Investment Company
		PRIN INV S&P 500 IDX PREF FD	**	231,209
*	Princor Financial Services	Registered Investment Company
		PRIN INV LFTM STR INC PREF FD	**	6,650
*	Princor Financial Services	Registered Investment Company
		PRIN INV LIFETIME 2010 PREF FD	**	53,692
*	Princor Financial Services	Registered Investment Company
		PRIN INV LIFETIME 2020 PREF FD	**	185,616
*	Princor Financial Services	Registered Investment Company
		PRIN INV LIFETIME 2030 PREF FD	**	278,593
*	Princor Financial Services	Registered Investment Company
		PRIN INV LIFETIME 2040 PREF FD	**	49,621
*	Princor Financial Services	Registered Investment Company
		PRIN INV LIFETIME 2050 PREF FD	**	36,944
*	Princor Financial Services	Registered Investment Company
		PRIN INV REAL EST PREF FD	**	28,510
	Lord Abbett	Registered Investment Company
		LORD ABBETT SMALL-CAP BLD P FD	**	212,588
*	Princor Financial Services	Registered Investment Company
		PRIN INV S&P 400 IDX PREF FD	**	37,234
*	Princor Financial Services	Registered Investment Company
		PRIN INV MIDCAP BLEND PREF FD	**	114,620
*	Princor Financial Services	Registered Investment Company
		PRIN INV S&P 600 IDX PREF FD	**	54,175
	American Century Investments	Registered Investment Company
		AM CENT INTL BOND ADV FUND	**	33,615
	The American Funds	Registered Investment Company
		AM FDS EUROPACIFIC GRTH R4 FD	**	243,245
*	Tower Financial Corporation	Employer Security
		TOWER BANK STOCK	**	852,586

*	Participant Loans	Interest rates ranging from 7.50 % to 10.25%		31,931

				$3,047,663

* - Denotes party-in-interest investment.
** - Investment is participant directed, therefore, historical cost is not required.

15.